UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 30, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Valor 19th Street L.L.C.

On November 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Valor 19th Street L.L.C. (“ Valor 19th St Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $350,641, which includes the original principal amount of $270,000, current return of $1,770, and accrued return of $78,871 in the Valor 19th St Controlled Subsidiary (the “Valor 19th St Investment”).  The Valor 19th St Investment was funded with proceeds from our Offering.

Valor 19th St Controlled Subsidiary is managed by the principals of Valor Development, a Washington D.C. based mixed-use and multifamily development company (“Valor”). Valor focuses on unique project profiles in the most exciting and dynamic areas of the city. Valor has been responsible for the development and construction of over 360,000 SF of mixed use residential and retail projects with total value in excess of $170,000,000. Will Lansing and Joe Bous are principals of Valor Development.

Valor used the initial proceeds from the Valor 19th St Investment to purchase a ten-unit rental apartment building located at 1803 19th Street, NW, Washington, D.C. (the “1803 19th St Property”). As of October 31, 2017, the property was 80% occupied. The 1803 19th St Property is located in Washington D.C.’s Dupont Circle neighborhood, a highly coveted and desirable neighborhood in the city. With in-place rents 20%+ below market at the time of acquisition in October 2015, the business plan has been to make capital improvements and gradually increase rents in accordance with Washington D.C. rent control laws. The Valor 19th St Investment was capitalized with approximately $400,000 of equity capital from the borrower.

Pursuant to the agreements governing the Valor 19th St Controlled Subsidiary (the “Valor 19th St Operative Agreements”), our consent is required for major decisions regarding the 1803 19th St Property. The Valor 19th St Investment is currently entitled to a 17% annual return. Through October 26, 2021, 4% is required to be paid current and 13% accrues. Thereafter, 8% is required to be paid current and 9% accrues. The Valor 19th St Investment is required to be redeemed by October 26, 2025. Valor can extend for one six-month period. The required return increases to 18% during the extension period. In addition, any unpaid accrued return has to be paid-off in full. The principals of Valor have provided the holder of the Valor 19th St Investment with a full-recourse guaranty.

Valor acquired the 1803 19th St Property in October 2015, at a purchase price of $2,150,000. In addition, Old Line Bank provided a $1,900,000 loan (“Valor 19th St Senior Loan”). The loan matures on October 26, 2025. Commencing on November 26, 2015 and through, and including, October 26, 2022, the monthly loan payment of principal and interest is $9,825, reflecting the initial interest rate of 3.75% and a 25-year amortization. Beginning on November 26, 2022 and through maturity, the monthly payment will equal an amount based on an 18-year amortization at the fixed interest rate of the then five-year United States Treasury Constant Maturity Index plus 260 basis points, with a floor of 3.75%. As of October 31, 2017, the outstanding loan balance was $1,809,460.

As the Valor 19th St Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent fair-value-review and the Independent Representative reviewed and approved of the transaction prior to its consummation. Based on a third-party as-is fair-value-review of the Valor 19th St Property conducted in October 2017, the Valor 19th St Property features a current valuation of $2,150,000. Thus, the implied Valor 19th St Investment loan-to-value is 96.7%.

The 1803 19th St Property is an attached four-story, plus English basement, walk-up apartment building that was originally constructed in 1885. The building contains ten rental apartments. Six units are efficiencies and four units are one-bedrooms. The property is located in Washington D.C.’s Dupont Circle neighborhood. Dupont Circle is described by many as Washington's European District with its mixture of residence, galleries, offices, boutiques, hotels, and cafes. The Dupont Circle area is primarily characterized by the reuse of many historical structures which have been converted into office, retail and residential uses. There is a high concentration of space for attorneys, architects, non-governmental organizations, non-profit organizations, embassies, chanceries, restaurants, specialty shops and prestigious residential row houses and condominiums. The property is within walking distance of the Dupont Circle Metro Station and within a 5-to-15-minute ride to the central business district, Union Station, the National Mall, etc. Developable land is limited, and a relatively fixed supply of rental units in the neighborhood puts upward pressure on rents given the desirability of the neighborhood.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	December 6, 2017